

Mail Stop 4628

July 10, 2017

David T. Merrill
Chief Financial Officer
Unit Corporation
8200 South Unit Drive
Tulsa, Oklahoma 74132

> **Re:** **Unit Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 30, 2017**
> **File No. 001-09260**

Dear Mr. Merrill:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis, page 42

Critical Accounting Policies and Estimates, page 46

1. We note your disclosures regarding your application of the Full Cost Method of Accounting for Oil, NGLs, and Natural Gas Properties. You indicate the following formulas are utilized in computing your periodic DD&A expense: "DD&A Rate = Unamortized Cost / End of Period Reserves Adjusted for Current Period Production" and "Provision for DD&A = DD&A Rate x Current Period Production."

    On page 108, you present details of your capitalized property costs, which indicate $546 million in unamortized costs associated with proved properties. On page 110, you present the standardized measure of discounted future net cash flows, which includes an estimate of $173 million for future development costs.

Please reconcile your description of the DD&A computation, which does not appear to incorporate estimates of future development costs, with the requirements of Rule 4-10(c)(3)(i) of Regulation S-X, as seems to be reflected in your policy note on page 81. Given that you had estimated future development costs of $228 million and $540 million as of the end of the two preceding fiscal years, also explain how changes were considered in formulating your critical accounting policy disclosures.

Please submit an analysis of the effects of your accounting for future development costs on DD&A for each period presented, along with reconciliations to any corresponding details in your financial statements, including the unitary measures reported along with your accounting policy note.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources